UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For January 8, 2008

KONINKLIJKE KPN N.V.

Maanplein 55
2516 CK The Hague
The Netherlands
(Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K contains a copy of the following press release:

•                          Appointments, dated January 8, 2008.

KPN news

Appointments	Date
8 January 2008

Number
001

Jos Huigen  Director European Affairs

Dr. Jos Huigen (45) will join KPN as KPN Director European Affairs as of the 15th of January 2008. Jos Huigen will represent the overall KPN regulatory and strategic position in Brussels. Jos Huigen was Deputy Director ICT and Applications at the Ministry of Economic Affairs. Prior to his post at the Ministry Jos Huigen has held a number of positions, inter alia at OPTA, in telecommunications and related fields.

Mrs. Afke Schaart (34) will take on the position of KPN Director Public Affairs. In her new position, Afke Schaart will be responsible for maintaining and developing relationships between KPN and public bodies both in the Netherlands and abroad. Afke Schaart held several positions at KPN since 2001 in the field of Legal & Regulatory and Corporate Communications in the Hague and Brussels.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONINKLIJKE KPN N.V.

Dated: January 8, 2008	By:	/s/ MICHEL HOEKSTRA

Michel Hoekstra
Legal Counsel